UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CONE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872.3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Noble Energy, Inc. 73-0785597
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,110,638 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 7,110,638 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,110,638 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14	TYPE OF REPORTING PERSON CO - corporation

*	The percentages relating to Common Units reported herein are based on 34,422,212 Common Units outstanding as of May 4, 2017 (as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission by the Issuer on May 4, 2017).

1	NAME OF REPORTING PERSON NBL Midstream, LLC 47-2538333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,110,638 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,110,638 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,110,638 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON OO - limited liability company

This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy”), and NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream”), to amend the Schedule 13D originally filed on October 10, 2014 (the “Original 13D”) by Noble Energy, as amended by Amendment No. 1 thereto, filed on January 1, 2015 (“Amendment No. 1”), as amended by Amendment No. 2 thereto, filed on October 23, 2015 (“Amendment No. 2”), as amended by Amendment No. 3 thereto, filed on December 5, 2016 (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, this “Schedule 13D”).

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”), is being filed by Noble Energy and NBL Midstream (collectively, the “Reporting Persons”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this Schedule relates is common units representing limited partner interests (the “Common Units”) of CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”), and subordinated units representing limited partner interests of the Issuer (the “Subordinated Units” and, together with the Common Units, the “LP Units”). The address of the principal executive offices of the Issuer is 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background.

Item 2 of the Schedule is hereby amended to read in its entirety as follows:

(a) This Schedule 13D is being filed by Noble Energy, a Delaware corporation, and NBL Midstream, a Delaware limited liability company. Certain information required by this Item 2 concerning the executive officers, directors and managers of Noble Energy is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The Reporting Persons are engaged in the energy business.

(c) The business address of each Reporting Person is 1001 Noble Energy Way, Houston, Texas 77070.

(d)-(e) No Reporting Person has and, to the best of its knowledge, the executive officers and directors of each Reporting Person, as applicable, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended to read in its entirety as follows:

In 2011, Noble Energy and CONSOL Energy Inc. (“CONSOL” and, together with Noble Energy, the “Sponsors”) formed CONE Gathering LLC (“CONE”) to develop, own and operate natural gas and condensate midstream assets to service the Sponsors’ joint natural gas and condensate production in the Marcellus Shale. Each Sponsor owns a 50% interest in CONE. In 2014, CONE formed the Issuer.

On September 30, 2014, the Issuer completed an initial public offering of 20,125,000 Common Units (the “IPO”). In connection with the completion of the IPO, the Sponsors, CONE, CONE Midstream GP LLC (the “GP”) and the Issuer entered into a contribution, conveyance and assumption agreement, dated September 30, 2014 (the “Original Contribution Agreement”), pursuant to which (a) the Sponsors (through CONE) contributed to the Issuer controlling interests in certain natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities, and (b) CONE received in exchange 9,038,121 Common Units and 29,163,121 Subordinated Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus filed with the Securities and Exchange Commission by the Issuer on September 25, 2014 relating to the IPO.

Upon the completion of the foregoing actions, and pursuant to the Original Contribution Agreement, CONE distributed to each of the Sponsors one-half of the LP Units previously received from the Issuer. As a result, Noble Energy owned 4,519,061 Common Units and 14,581,560 Subordinated Units. As a result of the distribution, CONE no longer has a pecuniary interest in these units.

Effective as of January 1, 2015, Noble Energy contributed to Noble Midstream Services, LLC, a Delaware limited liability company (“Noble Midstream”), among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

Effective as of October 23, 2015, Noble Midstream distributed to NBL Midstream, among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

On November 16, 2016, pursuant to that certain Contribution Agreement by and among CONE, the GP, the Issuer, CONE Midstream Operating Company LLC and the other parties named therein (the “Contribution Agreement”), CONE contributed to the Issuer a 25% limited partner interest in CONE Midstream DevCo I LP in exchange for consideration comprised of $140 million in cash, the issuance to CONE of 5,183,154 common units representing limited partner interests in the Issuer and the issuance to the GP of an additional general partner interest in the Issuer in an amount necessary for the GP to maintain its 2% general partner interest in the Issuer. The price per unit was $20.42, the volume weighted average trading price of the Issuer’s Common Units over the trailing 20-day trading period ending on November 11, 2016. Immediately thereafter, CONE distributed to NBL Midstream, as its 50% member, 2,591,577 common units representing limited partner interests in the Issuer and $70 million in cash. While CONE no longer holds any LP Units, it continues to own (i) the GP which in turn owns the 2% general partner interest in the Issuer, and (ii) incentive distribution rights in the Issuer.

On May 17, 2017, Noble Energy and Noble Energy US Holdings, LLC entered into a Purchase Agreement with Wheeling Creek Midstream, LLC pursuant to which Noble Energy and Noble Energy US Holdings, LLC agreed to sell to Wheeling Creek Midstream, LLC 100% of the outstanding membership interests in NBL Midstream, which owns a 50% interest in CONE, 7,110,638 million Common Units and 14,581,560 Subordinated Units, for total cash consideration of approximately $765 million (the “Disposition”). Upon completion of the Disposition, Noble Energy will no longer have any pecuniary interest in any of the LP Units.

Item 4. Purpose of Transaction.

Item 4 of the Schedule is hereby amended to read in its entirety as follows:

The Reporting Persons acquired the LP Units solely for investment purposes.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Other than the change of beneficial ownership of the LP Units as a result of the sale of NBL Midstream upon the completion of the Disposition, the Reporting Persons have no present plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), each Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)-(j) None.

Each Reporting Person may change its plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended to read in its entirety as follows:

(a) NBL Midstream is the record and beneficial owner of 7,110,638 Common Units, which represents approximately 20.7% of the outstanding Common Units, and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units. As a result, NBL Midstream is the record and beneficial owner of 21,692,198 LP Units, which represents approximately 34.1% of the outstanding Common Units and Subordinated Units taken as a whole.

Noble Energy wholly owns NBL Midstream. NBL Midstream is a manager-managed limited liability company that is ultimately fully controlled by Noble Energy. Upon completion of the Disposition, Noble Energy will no longer own any interest in NBL Midstream or, consequently, the Issuer.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.1, neither Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) NBL Midstream and Noble Energy have the sole power to vote or dispose of, or direct the voting or disposition of, 7,110,638 Common Units, which represents approximately 20.7% of the outstanding Common Units and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units.

(c) The response in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) Upon the closing of the Disposition, Wheeling Creek Midstream, LLC will have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended to read in its entirety as follows:

On May 17, 2017, Noble Energy and Noble Energy US Holdings, LLC entered into a Purchase Agreement with Wheeling Creek Midstream, LLC pursuant to which Noble Energy and Noble Energy US Holdings, LLC agreed to sell to Wheeling Creek Midstream, LLC 100% of the outstanding membership interests in NBL Midstream, which owns a 50% interest in CONE, 7,110,638 million Common Units and 14,581,560 Subordinated Units, for total cash consideration of approximately $765 million. Upon completion of the Disposition, (a) Noble Energy will no longer have any pecuniary interest in NBL Midstream or, consequently, any of the LP Units, and (b) Wheeling Creek Midstream, LLC will indirectly own 7,110,638 million Common Units and 14,581,560 Subordinated Units as the sole member of NBL Midstream.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

99.1	Additional Information Regarding Reporting Persons

Exhibit Number	Description

99.2	Joint Filing Agreement, dated effective October 23, 2015, among the Reporting Persons (incorporated by reference to Exhibit 99.4 to the Issuer’s Schedule 13D/A filed with the Securities and Exchange Commission on October 23, 2015)

99.3	Purchase Agreement, dated May 17, 2017, by and among Wheeling Creek Midstream, LLC, Noble Energy US Holdings, LLC and Noble Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2017)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name:	Kenneth M. Fisher
Title:	Executive Vice President and Chief Financial Officer

NBL MIDSTREAM, LLC

By:	/s/ Timothy K. Baumgart
Name:	Timothy K. Baumgart
Title:	Vice President